Via Facsimile and U.S. Mail
Mail Stop 4720

March 23, 2010

Mr. Chris J. Stern
Chief Executive Officer
Oxygen Biotherapeutics, Inc.
2530 Meridian Parkway, Suite 3084
Durham, North Carolina 27713

Re: **Oxygen Biotherapeutics, Inc.**
        Form 10-K for the Fiscal Year Ended April 30, 2009
        File No. 001-34600

Dear Mr. Stern:

       We have reviewed your March 3, 2010 response to our January 29, 2010 letter and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Item 9A (T)—Controls and Procedures, page 11

1. We have read your response to prior comment two. However, Item 9A (T) requires that you furnish information under both Items 307 and 308T of Regulation S-K. The information under Item 307 of Regulation S-K requires a separate conclusion of the registrant's principal executive and financial officers regarding the effectiveness the registrant's disclosure controls and procedures as of the end of the period covered by the report. Your filing only has management's conclusion on the effectiveness of the registrant's internal control over financial reporting required under Item 308T of Regulation S-K. Therefore we reissue our comment. Please note when you revise your filing include the complete text of each item amended in Form 10-K. See Rule 12b-15 of the Exchange Act.

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       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding this comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant